UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

First Security Bancorp, Inc. (Name of Issuer)

Common Stock, no par value (Title of Class of Securities)

336213-10-3 (CUSIP Number)

Len Aldridge c/o Poole Enterprises, Inc. 1999 Richmond Road Lexington, Kentucky 40502 (859) 268-1336 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Walter R. Byrne, Jr. C. Craig Bradley, Jr. Stites & Harbison, PLLC 250 West Main Street, Suite 2300 Lexington, Kentucky 40507-1758 (859) 226-2300

July 12, 2005 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 336213-10-3

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Donald K. Poole

	2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization United States

Number of Shares Beneficially	7.	Sole Voting Power 203,248 shares of Common Stock, including 3,500 shares of Common Stock issuable upon exercise of outstanding options of the Issuer.
Owned by
Each	8.	Shared Voting Power
Reporting Person With		1,000 shares of Common Stock held by a limited liability company of which the reporting person is a 50% owner.

	9.	Sole Dispositive Power 203,248 shares of Common Stock, including 3,500 shares of Common Stock issuable upon exercise of outstanding options of the Issuer.

	10.	Shared Dispositive Power
1,000 shares of Common Stock held by a limited liability company of which the reporting person is a 50% owner.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
204,248 shares of Common Stock, including 3,500 shares of Common Stock issuable upon exercise of outstanding options of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)
13.1% of the Issuer's shares of Common Stock

	14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

          The securities to which this statement relates are the shares of common stock, no par value (the "Shares"), of First Security Bancorp, Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 318 East Main Street, Lexington, Kentucky 40507.

Item 2. Identity and Background.

          (a), (b), (c) and (f). This statement is being filed by Mr. Donald K. Poole, a citizen of the United States. The principal occupation of Mr. Poole is an investor. The business address of Mr. Poole is 1999 Richmond Road, Lexington, Kentucky 40502.

          (d) and (e)          The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Purchases of Shares by the reporting person were made with personal funds.

Item 4. Purpose of the Transaction.

          This Schedule 13D is being filed as the result of the organization of Shareholders Committee of First Security Bancorp LLC, which was organized on July 12, 2005. As a result of the organization of the Committee, the members of the Committee, including Mr. Poole, may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          In the aggregate, the members of the Committee hold approximately 21% of the issued and outstanding shares of common stock of the Issuer. The Committee holds no Shares of the Issuer and has no right to acquire any Shares or to vote, or to control the voting of, any Shares. Further, each member of the Committee disclaims beneficial ownership of shares of common stock of the Issuer held by the other members of the Committee and no member of the Committee has any right to vote the Shares held by any other member of the Committee or to control the disposition of Shares of other members.

Neither the Committee nor any member thereof has any current plan or intention to acquire additional Shares of the Issuer.

          The purpose of the Committee is to evaluate strategic alternatives that may enhance the value of the Issuer to its shareholders. The Committee and its representatives may seek to effect or influence a change of control of the Issuer, including communicating with potential purchasers to encourage them to submit an offer to the Board of Directors to acquire the Issuer. The Committee may, from time to time, consider various other alternatives in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Committee may take such actions as it deems appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, soliciting additional members for the Committee, communicating with other shareholders of the Issuer, seeking alternative board representation, making proposals to the Board of Directors of the Issuer concerning the capitalization and operations of the Issuer, or changing its intentions with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

          (a), (b)          The reporting person is the beneficial owner of 204,248 shares of common stock, including 3,500 shares of common stock issuable upon exercise of outstanding options of the Issuer, which represent 13.1% of the common stock of the Issuer. All of the shares are held with sole voting and sole dispositive power, except 1,000 shares held by a limited liability company of which the reporting person is a 50% owner, and as to which the reporting person shares voting and dispositive power.

(c) There have been no other transactions effected during the past 60 days by the reporting person in relation to shares of common stock of the Issuer.

(d) No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2005

/s/ Donald K. Poole
Donald K. Poole